UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39258

BTC Digital Ltd.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Acquisition of Property for Cryptocurrency Mining Expansion

BTC Digital Ltd. (the “Company”) successfully acquired a 62-acre property in Vienna, Dooly County, Georgia, including its associated plant and supporting facilities for a total consideration of approximately USD 2.1 million, which features a power infrastructure with a capacity of 20 megawatts.

The Company issued a press release announcing this acquisition. A copy of the press release is filed as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTC Digital Ltd.

Date: May 7, 2025	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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